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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of May, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.      X                Form 40-F.
                      ------------                      ------------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes.                             No.       X
                 -------------                  -------------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


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     China Southern Airlines Company Limited (the "Company") on May 11, 2005
published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning a very substantial acquisition of the Company. A copy of the English announcement is included in this Form 6-K of the Company.









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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

[LOGO]                       [CHINESE CHARACTERS]


                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
               (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)


                          VERY SUBSTANTIAL ACQUISITION

The Directors of the Company hereby announce that, with the approval of the Board, the Company and Xiamen Airlines entered into the Boeing Aircraft Acquisition Agreement with Boeing for the purpose of acquiring 12 B737-700 aircraft and 33 B737-800 aircraft (15 of which are bought by Xiamen Airlines) from Boeing on April 29, 2005.

The Directors believe that the acquisition of the Boeing Aircraft will further increase the transportation capacity of the aircraft fleet of the Company, as a result of which the ATK of the fleet will be raised by 15%. This will in turn improve the operating capacity of the Company, and enhance its abilities to provide premium services to its customers and to compete significantly in the industry. Therefore, the Directors believe that the terms of the Boeing Aircraft Acquisition Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

As the relevant percentage ratio for the Transaction with regards to the Consideration Test under Rule 14.07 of the Listing Rules is above 100%, the Transaction constitutes a very substantial acquisition under the Listing Rules and is therefore subject to approval by the Company's shareholders under Rule
14.49 of the Listing Rules.

None of the shareholders of the Company is required to abstain from voting in respect of the proposed resolution to approve the Transaction. The Transaction is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

The Company will send a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement. A notice to shareholders of the Company convening a general meeting of the shareholders to approve the Transaction will be dispatched to the shareholders of the Company as soon as practicable.

THE BOEING AIRCRAFT ACQUISITION AGREEMENT

The Board hereby announces that, with the approval of the Board, the Company and Xiamen Airlines, as purchasers, entered into the Boeing Aircraft Acquisition Agreement with Boeing, as the vendor on April 29, 2005, pursuant to which the Company will purchase 12 B737-700 aircraft and 18 B737-800 aircraft, and Xiamen Airlines will acquire 15 B737-800 aircraft from Boeing.



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DATE
April 29, 2005.


PARTIES

(i) The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

(ii) Xiamen Airlines Company Limited, as the purchaser. The principal business activity of Xiamen Airlines is that of civil aviation. Under the Listing Rules, Xiamen Airlines is a subsidiary of the Company.

(iii) The Boeing Company, a company incorporated in the State of Delaware of the United States of America, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of Boeing and its ultimate beneficial owners is a third party independent of the Company and its connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.


AIRCRAFT TO BE ACQUIRED BY THE COMPANY

12 B737-700 aircraft and 18 B737-800 aircraft.


AIRCRAFT TO BE ACQUIRED BY XIAMEN AIRLINES

15 B737-800 aircraft.


CONSIDERATION

According to the information provided by Boeing, the market price of a B737-700 aircraft is in the range of US$50.5 million to US$59 million, and the market price of a B737-800 aircraft is in the range of US$61.5 million to US$69.5 million. The aggregate consideration for the Boeing Aircraft, which is payable wholly in cash and determined after arm's length negotiation between the parties, is lower than the market price as provided by Boeing.

PAYMENT AND DELIVERY TERMS

The aggregate consideration for the acquisition of Boeing Aircraft is payable by cash in installments. The Boeing Aircraft will be delivered in stages to the Company through the years 2006 to 2008.

SOURCE OF FUNDING

The Transaction will be wholly funded through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, neither the Company nor Xiamen Airlines has entered into any agreement with any of these commercial banks for financing the Transaction.


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IMPLICATIONS UNDER THE LISTING RULES

As the relevant percentage ratio for the Transaction with regards to the Consideration Test under Rule 14.07 of the Listing Rules is above 100%, the Transaction constitutes a very substantial acquisition under the Listing Rules and is therefore subject to approval by the Company's shareholders under Rule
14.49 of the Listing Rules.

None of the shareholders of the Company is required to abstain from voting in respect of the proposed resolution to approve the Transaction.

The Transaction is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange. The announcement disclosing the Transaction could only be cleared by the Shanghai Stock Exchange on the date hereof because it was closed for public holidays from April 30, 2005 to May 8, 2005. The Listing Rules of the Shanghai Stock Exchange require that information relating to the Company must be released simultaneously in the market in mainland China as it is released to the markets in Hong Kong and the United States of America, where the securities of the Company are also listed. As a result, the Company could only publish this announcement in Hong Kong when it is cleared by the Shanghai Stock Exchange.

Under the Listing Rules, the Company is required to inform the Stock Exchange as soon as reasonably practicable of the Transaction, and to issue an announcement disclosing the details of the Transaction after the execution of the Boeing Aircraft Acquisition Agreement. The Stock Exchange is looking into the matter of whether the Company had complied with such requirements of the Listing Rules.


REASONS FOR THE TRANSACTION

The Directors believe that the acquisition of the Boeing Aircraft will further increase the transportation capacity of the aircraft fleet of the Company, as a result of which the ATK of the fleet will be raised by 15%. This will in turn improve the operating capacity of the Company, and enhance its abilities to provide premium services to its customers and to compete significantly in the industry. Therefore, the Directors believe that the terms of the Boeing Aircraft Acquisition Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.


FURTHER INFORMATION

The Company will send a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement. A notice to shareholders of the Company convening a general meeting of the shareholders to approve, among other things, the Transaction will be dispatched to the shareholders of the Company as soon as practicable.



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DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the following meanings:


"ATK" available tonne kilometer

"Boeing" The Boeing Company, a company incorporated in the State of Delaware of the United States of America

"Boeing Aircraft" 12 B737-700 aircraft and 33 B737-800 aircraft

"Boeing Aircraft Acquisition Agreement" the aircraft acquisition agreement dated April 29, 2005 pursuant to which the Company and Xiamen Airlines have agreed to acquire and Boeing has agreed to sell the Boeing Aircraft

"Board" the board of Directors

"Company" China Southern Airlines Company Limited

"Directors" the directors of the Company

"Listing Rules" the Rules Governing the Listing of Securities on the Stock Exchange

"Stock Exchange" The Stock Exchange of Hong Kong Limited

"Transaction" the acquisition of Boeing Aircraft under the Boeing Aircraft Acquisition Agreement

"Xiamen Airlines" Xiamen Airlines Company Limited, a limited liability company incorporated in the People's Republic of China and a subsidiary (as defined in the Listing Rules) of the Company


                                                    By Order of the Board
                                                          SU LIANG
                                                     Company Secretary



Guangzhou, the People's Republic of China
May 10, 2005

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By       /s/   Su Liang
                                           -------------------------------------
                                           Name:        Su Liang
                                           Title:       Company Secretary



Date: May 12, 2005